Exhibit 6.27
CABIN MANAGEMENT AGREEMENT
This cabin management agreement (“Agreement”) is entered into the _____ day of ________ 20___, by and between Blankenship Enterprises LLC d/b/a Cabins in Broken Bow (“Property Manager”), an Oklahoma limited liability company, having its principle office at 143 Cedar Creek Circle, Broken Bow Ok 74728, and ______________________________, at _________________________________ (“Owner”).  Property Manager and Owner are hereinafter sometimes referred to individually as a “Party” and collectively as the “Parties.”

WHEREAS, Owner holds title to the following-described real property:

___________________________________________________________
___________________________________________________________
___________________________________________________________
(hereinafter referred to as the “Property”);

WHEREAS, Property Manager is experienced in the business of operating and managing real estate similar to the property;

WHEREAS, Owner desires to engage the services of Property Manager to manage and operate the Property, and Property Manager desires to provide such services in accordance with following terms and conditions;

NOW THEREFORE, in consideration of the operation and management of the Property by Property Manager, the mutual covenants and agreements of the Parties contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree to the following:

Section 1. Definitions and Interpretations

1.1. “Guest” means, with respect to this Agreement, transient guests, permanent guests, tenants, lodgers and patrons. 15 O.S. § 503(d).
1.2. “Guaranty” means, with respect to this Agreement, a promise to answer for the debt, default or miscarriage of another person. 15 O.S. § 321.
Section 2. Term

2.1. Primary Term.  This Agreement shall be effective on the ___ day of ______, (“Effective Date”), and shall be for a period of three (3) months, which shall expire on the __ day of ______ (“Expiration Date”).
2.2. No Automatic Renewal.  On expiration of the Primary Term, this Agreement shall automatically terminate. Parties agree that they shall negotiate in good faith to come to a new agreement for the management of the Property. If Parties do not execute a new agreement for the management of the Property by the Expiration Date, Owner may, in its sole discretion, elect to  extend this Agreement on the same terms as covered herein for up to two (2) thirty (30) day periods (each, a “Renewal Period”). Notice of such extension shall be by written notice, given no less than five (5) days prior to the Expiration Date or the end of the first Renewal Period..
2.3. Term Guaranty.  This Agreement is guaranteed at minimum for the Primary Term by consideration in the amount of one-thousand dollars ($1,000.00) from Owner, as guarantor, to Property Manager, as guarantee, in the event of early termination during the Primary Term of this Agreement.  The above described consideration is to be held back from the most recent income statement in the event of an early termination by Owner for any reason other than for cause set forth in Section 6.2.

Section 3. Termination

3.1. Termination by Property Manager.  Property Manager may terminate this Agreement upon Owner’s failure to comply with the terms and conditions of this Agreement. Property Manager shall notify Owner of the alleged failure in writing, including a thirty (30) day notice of Property Manager’s intent to terminate if Owner’s failure to comply is not rectified.  After thirty (30) days from the date of the written notice, Property Manager is entitled to terminate this Agreement, which shall not be a breach of contract, and Buyer has no legal or equitable remedies for such termination.
3.2. Termination by Owner.  Owner may terminate this Agreement upon Property Manager’s failure to perform to comply with the terms and conditions of this Agreement.  Owner shall notify Property Manager of the alleged failure in writing, including a thirty (30) day notice of Owner’s intent to terminate if Property Manager’s failure to comply is not rectified.  After thirty (30) days from the date of the written notice, Owner is entitled to terminate this Agreement, which shall not be a breach of contract and Manager will have no legal or equitable remedies for such termination.
3.3. Additional Grounds for Termination.  This Agreement, except for the respective indemnifications of the parties contained in Section 7, will automatically terminate on the occurrence of any of the following:
(a)
The filing of a voluntary bankruptcy petition by or with the consent of either Party or the filing of any involuntary bankruptcy petition against either party that is not dismissed within thirty (30) days.
(b)
The dissolution or liquidation of either Party.
(c)
The sale of all or substantially all of the Property.
(d)
This agreement may be terminated by either party without cause by giving sixty (60) days’ notice to the other party.
3.4. Outstanding Funds.  Upon termination of this Agreement, Owner shall pay to Property Manager all amounts due and owing for services rendered under this Agreement prior to the date of termination and the Parties will be discharged from any further obligations, except as expressly written and provided herein.  Moreover, Property Manager will deliver to Owner all records not already presented and delivered, including, but not limited to, contracts, receipts for deposits, unpaid bills, and other papers and documents which pertain to the Property.  Owner will assume responsibility for payment of all approved or authorized unpaid bills at the moment of termination of this Agreement.

Section 4. Property Manager Responsibilities

4.1. Revenue Collection.  Property Manager shall take all reasonable steps to collect and enforce collection of all rentals and charges for damages due to Owner from Guests of the Property Manager in trust for Owner.  These funds shall be held separate and not be co-mingled with other funds.  Property Manager shall disburse funds in accordance with this Agreement, unless the Parties have otherwise specified by separate written agreement.  Any collections made for damages to the Property shall be held in Property Manager’s trust fund for a period of no less than one hundred and eighty (180) days as Guaranty should a dispute arise with a credit card company over charges for damages.
4.2. Collection of Taxes.  Property Manager shall collect all sales and occupancy taxes on the rental of the Property.  Property Manager shall remit the sales and occupancy taxes to the Oklahoma Tax Commission (OTC) on behalf of Owner at regular monthly intervals.
Owner is solely responsible for the property taxes of the Property.
4.3. Inspection and Repairs.  Property Manager shall do everything reasonably necessary for the proper management of the Property.  This will include making periodic inspections supervision of maintenance, and making such improvements, alterations and repairs as are approved by the Owner.  No improvements, alterations or repair work costing more than two-hundred and fifty dollars ($250.00) shall be made by the Property Manager without prior authorization of Owner, except in an emergency.  In case of an emergency that requires immediate repairs or alterations, and where Owner is not readily available for consultation, Property Manager is entitled to use its own discretion to resolve the emergency by authorizing repairs or alterations, which shall not exceed one thousand dollars ($1,000.00).
4.4. Records.  Property Manager will keep books, accounts and records that reflect all revenues and all expenditures incurred in connection with the management and operation of the Property.  The books, accounts and records shall be maintained at the principal address of the Property Manager, 143 Cedar Creek Circle, Broken Bow, OK 74728.  Property Manager shall, during regular business hours, make available all books, records and accounts required to be maintained under this Agreement to Owner for examination, by appointment only, so long as Owner provides Property Manager with at least four (4) business days’ written notice.
4.5. Reports.  Property Manager shall provide Owner with monthly reports on the Property.  Such monthly reports shall include the reservation number and the dates of occupancy of the Property. The Property Manager is not obligated to provide any further information, but it may using its discretion.
4.6. Payment to Owner. All funds collected or received by Property Manager with respect to the Property will be paid to the Owner by the fifteenth (15th) day of the immediately succeeding month, except such expenses as provided for in Section 5.2.  Property Manager shall deposit the net amount of all funds collected to the account of Owner in a bank designated by Owner, or make payments as the Parties mutually agree to in writing.
4.7. Marketing and Advertisement.  Property Manager agrees to use its reasonable efforts to advertise and market the Property for nightly rentals.  Such modes of advertisement and marketing include, but are not limited to: (1) the Property Manager’s company website, (www.cabinsinbrokenbow.com); (2) multi search engines; (3) travel guides; (4) Broken Bow Chamber of Commerce; (5) McCurtain County Tourism Authority; (6) Oklahoma travel; (7) Talimena Scenic Drive Association; and (8) various radio and social media platforms.
4.8. Establishment of Nightly Rental Rates.  Property Manager will consult with Owner to determine the nightly rates for the Property, including any special rates for weekends, holidays, peak-season, and off-season.  Property Manager will not agree to the guaranteed nightly rate of the Property, except as provided elsewhere in this Agreement, without the consent of Owner. The Parties will evaluate the nightly rates at least once every twelve (12) months, and, as necessary, upon mutual agreement, alter said nightly rates by written agreement.
4.9. Property Inspection.  Upon assuming the management and operation of the Property on the Effective Date of the Primary Term, Property Manager shall inspect the Property within seven (7) calendar days, document the condition of the Property, and provide such report to Owner within seven (7) calendar days from the date of property inspection.  Additionally, Property Manager may, in its absolute and sole discretion, inspect the property and submit a written report (form/check list may be used), (dated video may also be used), to Owner concerning the present condition of the Property.  Property Manager may recommend changes to the Property that have potential to increase the Property’s nightly rental rate and the Property’s number of annual rentals.
4.10. Conclusive Responsibility.  In addition to the foregoing, Property Manager shall perform all services that are necessary and proper for the operation and management of the Property in compliance with all laws and regulations of any federal, state, county, or municipal authority having jurisdiction over the Property.  Property Manager shall promptly report to Owner any condition concerning the Property that, in the professional opinion of Property Manager require the attention of Owner.
4.10. Utilities.  Owner is responsible for all Utilities at the Property as described in section 5.6 hereto; provided, however, that Manager agrees to assist Owner to the extent requested in the creation and setup of such Utilities accounts.
4.11 Insurance. During the Term of this Agreement, Manager shall carry and maintain comprehensive general liability insurance and excess or umbrella liability in amounts satisfactory to Owner and any mortgageholder with the same terms of coverage as in effect as of the effective date of this agreement (the "Manager's Liability Insurance"). The Owner and mortgageholder, if any, shall be named additional insured on the Manager's Liability Insurance, which shall be primary to any insurance coverage described in Section 5.7 for any claims arising out of Manager’s negligence or willful misconduct.  Manager shall provide to Owner a written certificate from the carrier reflecting that Manager's Liability Insurance is effective in accordance with this Section 4.11 and that Manager's Liability Insurance will not be canceled or modified without at least thirty (30) days prior written notice to Owner and any mortgageholder.

Section 5. Owner’s Responsibilities

5.1. Cooperation.  Owner agrees to fully cooperate with Property Manager in the management, operation, and rental of Owner’s Property.
5.2. Reserving the Property.  Owner agrees and acknowledges that if Owner desires to use the Property, Owner agrees to reserve the Property by and only by written notice via email to the Property Manager at: wenda@cabinsinbrokenbow.com.  Reserving the Property is on the first come, first serve basis. If the Property is available, Owner can make last minute reservations so long as the prior written notice manner is complied with. UNDER NO CIRCUMSTANCES will Property Manager ask previously registered Guests to leave or cancel any Guests’ reservations of the Property for Owner to come and stay!  By initialing this Section, Owner directly acknowledges Property Manager procures the Guests, not Owner, and by Owner asking Property Manager to do what is disallowed in this Section, Owner would be subjecting Property Manager’s company, business, and brand to potential dissatisfaction and negative scrutiny, which Owner hereby acknowledges this fact and agrees to avoid this reality by agreeing with the policy in this Section.  Initials: _______________
5.3. Cleaning the Property. Where Owner does stay at the Property, Owner is not permitted to clean after any stay at the Property. The Property Manager shall clean the Property as with any other reservation and any cleaning fee incurred by Owner shall be promptly paid by Owner by leaving a check, made out to Cabins in Broken Bow, and left at the Property upon departure or Property Manager is entitled to and shall deduct such cleaning fee from the Owner’s monthly income statement.
5.4. Care and Maintenance of the Property.  While Owner is staying at the Property, Property Manager shall not be responsible for the care and cleaning of the Property.  Owner agrees to be responsible for the care and cleaning of the Property for the duration of the Owner’s stay at the Property.
5.5. Costs.  While staying at the Property, Owner shall be responsible for all costs associated with the following items: costs of cleaning the Property; costs of laundry services if unable to complete at the Property; all maintenance of the Property; three (3) sets of linens for rotational purposes; propane for indoor gas fireplace; and propane for outdoor gas grills.
5.6. Utilities.  Owner is responsible for all Utilities at the Property.  Utilities include, but are not limited to: electricity, gas, fuel, water, telephone, cable, sanitary sewer, and any other utilities or services required for the operation of the Property.  Owner shall ensure that all invoices/statements regarding Utilities are sent directly to Owner for payment.  Owner agrees to promptly pay for all Utilities as to the Property, including any deposit or connection fees.
5.7. Insurance.  Owner agrees to provide and maintain insurance on the Property, at Owner’s expense, and in an amount deemed sufficient in Owner’s judgment, to furnish Owner and Manager reasonable and adequate protection in the management and operation of the Property. This insurance shall include: (1) fire and extended coverage insurance on the Property and contents in an aggregate amount which shall not be less than eighty percent (80%) of the full insurable value of the Property and its contents; (2) commercial general liability insurance in the amount of one-million dollars ($1,000,000.00); (3) combined single limit.  In addition, the insurance policy may include any other additional insurance as Owner may deem appropriate.
All insurance shall be in the name of Owner, except that Property Manager shall be named as an “Additional Insured,” in the commercial general liability policy.  Owner shall, on request, promptly deliver a certificate evidencing the commercial general liability insurance to Property Manager.  Property Manager agrees to immediately report to Owner all accidents, claims or damage, or destruction relating to the ownership, operation, or maintenance of the Property.
5.8. Exclusiveness.  Owner acknowledges that Property Manager shall act as the “exclusive” Manager of Owner to operate and manage the Property.

Section 6. Manager’s Compensation

6.1. Management Fee.  In consideration of Property Manager’s services aforementioned in this Agreement, Owner will pay Property Manager a management fee equal to thirty (25%) of the accumulated nightly rental rates collected for the Property (“Management Fee”).
6.2. Cleaning Fee.  In addition to the Management Fee, Owner agrees that Property Manager may collect a cleaning fee per rental of the property from any Guest.. Owners must allow Property Manager to clean and inspect.

Section 7. Collection of Income

7.1. Collection of Nightly Rental Rates.  Property Manager shall use its best efforts to promptly collect all nightly rental rates for the Property when such amounts become due.  Owner understands and acknowledges that Property Manager is not a guarantor for the collection of rents. The nightly rate shall only be collected from credit cards, money orders, and cashier’s checks.  Property Manager will never accept cash.
7.2. Payment of Income.  Property Manager shall furnish Owner, no later than the fifteenth (15th) day of the immediately succeeding month, a detailed statement of all revenues and expenditures for the preceding month.  This statement shall include a summary of all expenditures, a copy of all invoices, statements purchase orders, and billings received and paid during the preceding month.  Moreover, such other information relating to operation and management of the Property that in the opinion of Property Manager, requires the attention of Owner.  Property Manager shall provide Owner with the net income as per the Parties agreement.

Section 8. Indemnification

8.1. Indemnification by Owner.  Owner agrees to defend, indemnify and hold Property Manager, and Property Manager’s officers, agents, employees, heirs, and successors from any lawsuits, loss, damage, liability, claims, charges, debts, demands, lawsuits, judgements, a settlement, costs, or expense that Owner may suffer as a result of any claim or action and against all loss, cost, liability, and expense, including, but not limited to, reasonable attorney’s fees, which may be asserted against Owner, its officers, agents, employees, heirs, and successors, which are occasioned by Owners breach of any of the provisions of this Agreement or by any acts of willful misconduct or gross negligence on the part of Owner.
8.2. Indemnification by Property Manager.  Property Manager agrees to defend, indemnify and hold Owner and Owner’s officers, agents, employees, heirs, and successors harmless from any settlement, cost, or expenses that Property Manager may suffer as a result of any claim, or action, and against all loss, liability, and expense which may be asserted against Owner, its officers, agents, employees, heirs, and successors, which are occasioned by Property Manager’s breach of any of the provisions of this Agreement or by any acts of willful misconduct or negligence on the part of Property Manager.  Except as provided in the preceding sentence, Owner shall not make any claim against Property Manager on account of an alleged error of judgement made in good faith in connection with the management, operation, or maintenance of the Property.

Section 9. Miscellaneous

9.1. Condemnation.  This Agreement shall terminate in the event of a total condemnation of the Property. If there is a partial condemnation of the Property, this Agreement may be terminated at the option of Property Manager.  Owner shall be entitled to all consequential damages awarded as a result of any eminent domain proceeding.
9.2. Notice.  All notices, requests, demands, or other communications under this Agreement shall be in writing, and shall be deemed to have been duly given if delivered in person, or within three (3) days after deposited in the United States mail, postage prepaid, certified with return receipt requested, or otherwise actually delivered to the below addresses for Owner and Property Manager.  Either Party to this Agreement may change the address at which it receives written notices by so notifying the other Party to this Agreement in writing.

Owner

_________________________

_________________________, Restricted Delivery

Property Manager

143 Cedar Creek Circle,

Broken Bow, Oklahoma 74728

9.3. Binding Nature; Successors and Assigns. This Agreement shall be binding on and inure to the benefit of the successors and assigns of the Parties to this Agreement, and to their respective successors and assigns; provided, however, that this Agreement may not be assigned by Owner without prior written consent of Property Manager.  Notwithstanding the foregoing, Property Manager may, without consent of the Owner, delegate the performance of (but not the responsibility for) any duties and obligations of Property Manager to any independent contractor or other entity.
9.4. Severability. If and for so long as any provision of this Agreement shall be deemed invalid or unenforceable in any jurisdiction by a court exercising competent jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of such provision in any other jurisdictions, or of any other provision of this Agreement, except only insofar as shall be necessary to give effect to the construction of such invalidity, and any such invalid provision shall be deemed severed from this Agreement without affecting the validity of the balance of this Agreement.
9.5. Governing Law; Waiver of Jury Trial. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Oklahoma, without regard to its conflict of laws, excluding any choice of law provisions which would refer the matter to the laws of another jurisdiction.  The Parties hereby consent to the exclusive jurisdiction and venue in any state court of competent jurisdiction located in McCurtain County, Oklahoma, and service of process under the laws of such state.  EACH PARTY (ON ITS OWN BEHALF AND, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ON BEHALF OF ITS AFFILIATES) HEREBY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT, OR OTHERWISE) RELATED TO OR ARISING OUT OF THIS AGREEMENT.
9.6. Entire Agreement. This Agreement embodies the entire understanding of the Parties, and there are no further or other agreements or understandings, written or oral, in effect between the Parties relating to the subject matter of this Agreement, unless expressly referred to in this Agreement.
9.7. Modification.  This Agreement may not be modified unless such modification is in writing, signed by both Parties, dated, and notarized.
9.8. No Waiver.  No failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege hereunder.
9.9. Damage to Property. Owner understands and acknowledges that damage to the Property by guests is not the responsibility of the Manager unless such damage is a result of Manager’s negligence or willful misconduct. Should a dispute arise between Credit Card Company and Management over charge back for damages caused by guests, the owner will be responsible for attorney’s fees and cost related to such legal actions. Therefore, it is the discretion of the Owner as to legal proceedings concerning the same.
9.10. Disclosure of Property Condition.  Where Owner desires to sell the Property to a third-party buyer (“Buyer”), Property Manager has no obligations, legally or ethically, and is under no duty, to disclose any information to the Buyer regarding the condition of the Property.  Property Manager is not a ‘real estate licensee’ as the term is defined under Oklahoma law.  Moreover, where Owner and Buyer enter into a real estate contract for the sale of the Property, and Buyer desires to continue to retain Property Manager’s management and operation services regarding the Property, Property Manager shall not be subjected to any liability, if during closing or at a later time, Buyer discovers any issues with the Property.  Therefore, Buyer should make a proper property inspection to a degree as reasonably necessary to ensure that Buyer’s interests are protected, and make all specific inquiries regarding the condition of the Property to the Seller and real estate licensee, if any, conducting the real estate transaction. Initials: _____________
9.11. Sale of the Property; Honoring Reservations.  If and when the Property is ever listed to be sold, the Property Manager is entitled to and shall have absolute freedom to move future Guests as Property Manager sees fit using its sole discretion and block any calendar reservation dates to avoid any potential conflicts or issues with Property Manager’s Guests and to avoid subjecting Property Manager’s company, business, and brand to potential dissatisfaction and negative scrutiny.
If at any time Owner decides to sell the Property, OWNER SHALL HONOR ALL RESERVATIONS THROUGHOUT THE CLOSING PROCESS AND THIRTY (30) DAYS FROM THE DATE OF CLOSING!  FAILURE TO DO SO BY OWNER WILL RESULT IN A BREACH OF THIS AGREEMENT AND RENDER OWNER DIRECTLY AND SOLELY LIABLE FOR ALL DAMAGES INCURRED BY THE PROPERTY MANAGER, INCLUDING, BUT NOT LIMITED TO, ALL LOST REVENUE EXPERIENCED BY PROPERTY MANAGER CAUSED BY OWNER’S FAILURE TO HONOR ALL RESERVATIONS THROUGHOUT THE CLOSING PROCESS AND THIRTY (30) DAYS FROM THE DATE OF CLOSING.
By initialing this Section individually, Owner specifically accepts, acknowledges and agrees to the foregoing. Initials: ________________

Initials: ____________

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

__________________________________

_____________________________
Cabins in Broken Bow

Date
Property Manager

 __________________________________

______________________________
_______________________,

Date
OWNER

Initials: ____________